UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)

New Germany Fund Inc. (GF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

644465106

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 644465106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Coalition for Shareholder Democracy

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  N/A

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  N/A

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

4,940,190

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

19.91%

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 644465106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,597,691

  8. Shared Voting Power

  0

  9. Sole Dispositive Power

  1,597,691

  10. Shared Dispositive Power

  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,597,691

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

6.44%

14. Type of Reporting Person (See Instructions)

IA

CUSIP No.: 644465106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog Investors, Phillip Goldstein, Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,113,699

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  2,113,699

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,113,699

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

8.52%

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 644465106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Laxey Partners Limited, Andrew Pegge and Colin Kingsnorth

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

British

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,228,800

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,228,800

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,228,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

4.95%

14. Type of Reporting Person (See Instructions)

N/A

This statement constitutes Amendment No. 13 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4 IS AMENDED AS FOLLOWS:

Item 4. Purpose of Transaction.

The filing persons previously formed an informal group (the "Coalition for Shareholder Democracy"), originally submitted to the U.S. Securities and Exchange Commisssion on Schedule 13D on March 13, 2006, and Philip Goldstein, Andrew Dakos, Bulldog Investors and Karpus previously formed the Bulldog Investors-Karpus Group, originally submitted to the U.S. Securities and Exchange Commisssion on Schedule 13D on February 1, 2006, each with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. GF recently issued a press release on December 21, 2007 that it was commencing an in-kind tender offer for approximately 20% of its outstanding shares of common stock at a price per share equal to 96% of net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day after the day the offer expires. Because the Coalition for Shareholder Democracy and previously formed Bulldog Investors-Karpus Group sufficiently satisfied their stated objectives, the Coalition and previously formed Bulldog Investors-Karpus Group no longer have an objective and have consequently been terminated.

ITEM 5 IS AMENDED AS FOLLOWS:

Item 5. Interest in Securites of the Issuer.

(a) and (b) As per the semi-annual report dated June 30, 2007 there were 24,804,698 shares of GF outstanding. The percentage set forth in this item (5a) was derived using such number. The Coalition for Shareholder Democracy is deemed to be the beneficial owners of 4,940,190 shares of GF or 19.91% of the outstanding shares.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 2,113,699 shares of GF or 8.52% of the outstanding shares. Power to vote or dispose securities resides with Phillip Goldstein, Andrew Dakos or with the beneficial owners of managed accounts.

Karpus Investment Management represents beneficial ownership of 1,597,691 shares or 6.44% of the outstanding shares. Apogee Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.62%, Dana R. Consler owns 0.74% and Cody B. Bartlett Jr. owns 0.53%. Apogee Partners L.P. owns 101,000 shares of GF. Canalview Partners L.P. is also a hedge fund managed by Karpus Investment Managment, of which Kathy Crane owns 0.69%, Karpus Profit Sharing Plan owns 4.593% and Thomas Duffy owns 0.08%. Canalview Partners L.P. currently owns 74,000 shares of GF. Garnsey Partners L.P. is also a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.68% and Kathy Crane owns 0.08%. Garnsey Partners L.P. currently owns 59,240 shares of GF. Additionally, Karpus Investment Management Profit Sharing Plan currently owns 8,100 shares, Kathy Crane currently owns 235 shares, George W. Karpus currently owns 16,209 shares, Dana R. Consler currently owns 835 shares, Jo Ann Van Degriff currently owns 3,335 shares and Karpus Investment Managemend Defined Benefit Plan currently owns 530 shares. None of the other principals of KIM presently owns shares of GF.

Colin Kingsnorth and Andrew Pegge have the authority to dispose and/or vote shares beneficially owned by the following entities:

Value Catalyst Fund Limited      274,114
Laxey Investors Limited      174,816
Laxey Investors LP       142,876
Laxey Universal Value LP          60,482
LP Value Ltd       263,298
Altima Sicav Plc       118,804
Sprugos           60,450
LEAF            36,860
LPALP     97,100
(c) During the last sixty days the following shares of common stock were traded:

Karpus

 Date Shares Price
 10/26/2007  (5,655)  $18.17
 10/29/2007  4,715   $18.23
 10/30/2007  190   $18.18
 10/30/2007  (1,620)  $18.20
 10/31/2007  1,000   $18.35
 10/31/2007  (10,722)  $18.40
 11/1/2007  2,000   $18.04
 11/1/2007  (3,900)  $18.20
 11/2/2007  4,300   $17.98
 11/5/2007  4,800   $17.85
 11/5/2007  (10)  $18.01
 11/6/2007  1,355   $18.11
 11/6/2007  (1,030)  $18.14
 11/7/2007  4,000   $18.04
 11/8/2007  5   $18.00
 11/8/2007  (455)  $18.23
 11/9/2007  1,720   $18.16
 11/13/2007  (2,415)  $17.60
 11/14/2007  (500)  $17.82
 11/15/2007  600   $17.40
 11/19/2007  7,555   $16.87
 11/20/2007  2,525   $16.72
 11/20/2007  (3,571)  $16.71
 11/21/2007  24,100   $16.14
 11/21/2007  (840)  $16.15
 11/26/2007  88   $16.19
 11/27/2007  (410)  $16.19
 11/30/2007  6,325   $17.00
 11/30/2007  (730)  $17.04
 12/3/2007  4,000   $16.78
 12/4/2007  10,000   $17.12
 12/6/2007  5,825   $17.28
 12/7/2007  22,822   $17.40
 12/7/2007  (11,408)  $17.45
 12/10/2007  1,000   $17.65
 12/10/2007  (630)  $17.69
 12/11/2007  13,530   $17.52
 12/11/2007  (400)  $17.53
 12/12/2007  650   $17.79
 12/12/2007  (3,585)  $17.80
 12/13/2007  765   $17.37
 12/14/2007  13,690   $17.07
 12/14/2007  (9,060)  $17.08
 12/17/2007  125   $16.53
 12/17/2007  (400)  $16.65
 12/18/2007  640   $16.56
 12/18/2007  (3,045)  $16.58
 12/19/2007  (3,355)  $16.36
 12/20/2007  730   $16.44
 12/21/2007  4,200   $16.85
 12/21/2007  (1,925)  $16.81
 12/24/2007  1,400   $16.99
 12/24/2007  (1,200)  $17.00
 12/26/2007  2,200   $17.10
 12/26/2007  (7,630)  $17.15

Bulldog Investors, Phillip Goldstein and Andrew Dakos

 Date  Shares  Price
 None
Laxey, Andrew Pegge and Colin Kingsnorth

 Value Catalyst Fund Limited
 Date Shares Price
 11/21/2007 (40,000) $16.17
(d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

ITEM 6 IS AMENDED AS FOLLOWS:

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The filing persons previously formed an informal group (the "Coalition for Shareholder Democracy"), originally submitted to the U.S. Securities and Exchange Commisssion on Schedule 13D on March 13, 2006, and Philip Goldstein, Andrew Dakos, Bulldog Investors and Karpus previously formed the Bulldog Investors-Karpus Group, originally submitted to the U.S. Securities and Exchange Commisssion on Schedule 13D on February 1, 2006, each with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares.

The Coalition for Shareholder Democracy beneficially owns 4,940,190 shares or 19.91% of the issuer's outstanding shares. The members of the Coalition for Shareholder Democracy have not agreed to jointly take any specific measures to achieve the group's objective and they have no agreement to buy, sell, hold or vote their shares together. Any member of The Coalition for Shareholder Democracy may take actions it deems to be consistent with the group's objective without the consent of any other members of the group. In addition, any member of the Coalition for Shareholder Democracy may act in the best interests of its own clients regardless of whether such action is in the best interest of the group.

GF recently issued a press release on December 21, 2007 that it was commencing an in-kind tender offer for approximately 20% of its outstanding shares of common stock at a price per share equal to 96% of net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day after the day the offer expires. Because the Coalition for Shareholder Democracy and previously formed Bulldog Investors-Karpus Group sufficiently satisfied their stated objectives, the Coalition and previously formed Bulldog Investors-Karpus Group no longer have an objective and have consequently been terminated.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   January 2, 2008

By:   /s/
Name:   Phillip Goldstein
Date:   January 2, 2008

By:   /s/
Name:   Andrew Dakos
Date:   January 2, 2008

By:   /s/
Name:   Colin Kingsnorth
Date:   January 2, 2008

By:   /s/
Name:   Andrew Pegge
Date:   January 2, 2008